UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing AGM Statement

Results of Annual General Meeting

Pearson plc held its annual general meeting for shareholders at 12 noon today. All resolutions were put to the meeting and approved on a poll.

Full details of the resolutions passed as special business have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.

The total number of votes received for each resolution is set out below. The number of 25p ordinary shares in issue on 1 May 2009 was 809,852,978.

Resolution	Description	For and Discretionary	Against	Abstain
Resolution 1	To receive the 2008 report and accounts	556,636,529	664,400	92,668
Resolution 2	To declare a final dividend	557,296,795	34,470	62,334
Resolution 3	To re-elect David Arculus	552,456,960	4,823,376	113,261
Resolution 4	To re-elect Terry Burns	504,697,556	51,599,241	1,096,798
Resolution 5	To re-elect Patrick Cescau	552,953,706	4,260,485	179,406
Resolution 6	To re-elect Rona Fairhead	538,826,678	13,070,156	5,496,763
Resolution 7	To re-elect Robin Freestone	550,004,148	7,275,015	114,435
Resolution 8	To re-elect Susan Fuhrman	553,029,413	4,247,021	117,164
Resolution 9	To re-elect Ken Hydon	552,383,933	4,827,607	182,058
Resolution 10	To re-elect John Makinson	543,183,254	8,769,557	5,440,785
Resolution 11	To re-elect Glen Moreno	547,677,905	9,533,244	182,448
Resolution 12	To re-elect Marjorie Scardino	543,397,549	8,474,229	5,521,818
Resolution 13	To reappoint Will Ethridge	543,711,404	8,202,530	5,477,508
Resolution 14	To reappoint CK Prahalad	554,900,946	2,374,536	115,961
Resolution 15	To approve the report on directors' remuneration	375,764,294	132,366,897	49,262,404
Resolution 16	To reappoint the auditors	542,813,853	3,438,147	11,139,446
Resolution 17	To determine the remuneration of the auditors	555,162,645	2,124,770	106,182
Resolution 18	To authorise the company to allot ordinary shares	521,405,175	35,052,492	933,775
Resolution 19	To increase the authorised share capital	556,247,480	818,543	327,574
Resolution 20	To waive the pre-emption rights	556,861,831	336,372	195,393
Resolution 21	To authorise the company to purchase its own shares	556,409,718	786,268	197,611
Resolution 22	To amend the Articles of Association	556,902,698	119,304	371,595
Resolution 23	To authorise the company to call general meetings on 14 days' notice	547,962,459	9,093,604	337,533

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   01 May, 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary